Fort Lauderdale
Jacksonville
Miami
Orlando
Tallahassee
Tampa
Washington, DC
West Palm Beach

Las Olas Centre II, Suite 1600
350 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2229

www.akerman.com

954 463 2700 tel            954 463 2224 fax

March 28, 2005

Via U.S. Mail and Fax (202) 942-9635
Mail Stop 0407

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C., 20549

Re:	Sunair Electronics, Inc. Form 10-KSB for the year ended September 30, 2004 (the “Form 10-KSB”) File No. 001-04334

Dear Mr. Spirgel:

     On behalf of Sunair Electronics, Inc. (the “Company”), we hereby respond to the Commission staff’s comment letter dated March 16, 2005 regarding the Company’s Form 10-KSB. Please note that for the Staff’s convenience we have recited each of the comments in bold and provided the Company’s response immediately below the comment. Further, page numbers included in this letter refer to page numbers in the Form 10-KSB, and capitalized terms not otherwise defined in this letter are as defined in the Form 10-KSB.

Form 10-KSB For the Year Ended September 30, 2004

Consolidated Statements of Income, page 17

1.	We note that you combined the service and product sales amounts in one line item on the face of the income statements. In future filings, separately identify them and their corresponding costs of sales on the face of the income statements or in a note thereto and advise us.

The Company will comply with this comment in future filings.

Larry Spirgel
March 28, 2005

Financial Statements and Notes:

Note 1. Summary of Significant Accounting Policies, page 21

Impairment to Long-lived Assets

2.	You state in mid-page that “In the long term, the Company expects the Pest and Termite Control Services Division to become your dominant operations. Accordingly, the Company also agreed in the purchase agreement to use its best efforts to enter into a definitive agreement as soon as practicable to divest itself of certain non-core assets acquired....”

a.	We note that you did not record any impairment related to your long-lived assets such as goodwill and acquired software costs etc. In view of your change in business focus, explain and disclose why you did not have any impairment recorded related to goodwill and acquired software costs in the Percipia and Telecom acquisitions. Refer to SFAS 142 and SFAS 144.

The Company had acquired Percipia effective July 1, 2004, which was three months before the end of its fiscal year, ended September 30, 2004. The Goodwill and acquired software costs were stated at fair value at that time and did not materially change during the three months ended September 30, 2004. The software is being amortized over its estimated useful life and as of September 30, 2004, no impairment was deemed necessary.

Telecom FM was purchased one month prior to Sunair’s fiscal year ended September 30, 2004, and the same applies to that Subsidiary.

Although Sunair was looking to expand its operations into the Pest Control Industry, as of September 30, 2004, there were no definitive plans to enter into that industry.

Sunair’s current operations, including its telecom subsidiaries, remain the company’s primary operations and Sunair’s intention is to increase these revenues. The Company is continuing to seek new markets for its products, and it is not their intention to divest itself of its core business.

The Company will provide disclosure of why there was no impairment recorded related to goodwill and acquired software costs in the Percipia and Telecom acquisitions in future filings.

Larry Spirgel
March 28, 2005

b.	Also, justify the amortization period of 10 years for capitalized software costs in view of the change in business focus.

The amortization period of ten years for Capitalized Software Costs is based on the economic useful life of the software, which was determined through future cash flow analysis and past experience in the industry. Sunair is currently marketing all of its products and will continue in its core business along with, the newly formed Pest Control division.

As of the date hereof, there have been no acquisitions made or definitive agreements entered into to acquire any Pest Control companies.

c.	In future filings, disclose the impact of your change in business focus on your financial condition, results of operations and earning trends in MD&A. Also, disclose the impact of the change in management (new compensation arrangement), and the 5 year management services agreement with RPC Financial Advisors, LLC on your financial statements and earnings trends in the section. Refer to Item 303 of Regulation S-B.

The Company will comply with this comment in future filings.

As requested, this confirms on behalf of the Company that:

•	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	the Company understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to this filing; and

•	the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any questions to Synnott B. Durham at (954) 525-8612 or the undersigned at (954) 468-2446.

Sincerely,

AKERMAN SENTERFITT

/s/ Laurie L. Green